Free Writing Prospectus (To the Prospectus dated August 31, 2010, the Prospectus Supplement dated May 27, 2011 and the Index Supplement dated May 31, 2011)	Subject to Completion	Filed Pursuant to Rule 433 Registration No. 333-169119 June 5, 2013

Annual AutoCallable Notes due June 30, 2016 Linked to the Lesser Performing Reference Asset of the SPDR S&P MidCap 400 ETF and the Russell 2000® Index

The Notes are linked to the performance of the SPDR S&P MidCap 400 ETF and the Russell 2000® Index (each referred to as a “Reference Asset”). If, on any Call Valuation Date, the closing price or level, as applicable, of each Reference Asset is equal to or greater than their respective initial values, the Notes will be automatically called for a cash payment per $1,000 principal amount Note equal to the applicable Call Price. If the Notes are not automatically called on any Call Valuation Date and the final price or level, as applicable, of each Reference Asset is equal to or greater than its respective Barrier Value, investors will receive a cash payment of $1,000 per $1,000 principal amount Note that they hold. If the Notes are not automatically called on any Call Valuation Date and the final price or level, as applicable, of the Reference Asset with the lowest Reference Asset Return (the “Lesser Performing Reference Asset”) is less than its Barrier Value, investors will be fully exposed to the decline of the Lesser Performing Reference Asset. Investors may lose up to 100% of the principal amount of their Notes.

Terms and Conditions

Issuer Barclays Bank PLC

Initial Valuation Date June 25, 2013

Issue Date June 28, 2013

Final Valuation Date* June 27, 2016

Maturity Date* June 30, 2016

Reference Assets: SPDR S&P MidCap 400 ETF and the Russell 2000® Index

Issue Price $1,000 per Note**

Call Price $1,000 plus a call premium equal to:

$[102.50—$112.50]*** (if called on the first Call Valuation Date)

$[205.00—$225.00]*** (if called on the second Call Valuation Date)

$[307.50—$337.50]*** (if called on the final Call Valuation Date)

Call Valuation Dates June 30, 2014, June 29, 2015 and the Final Valuation Date

Barrier Value With respect to each Reference Asset, 80.00% of its Initial Value

Initial Value With respect to each Reference Asset, the closing level or price per share, as applicable, of the Reference Asset on the Initial Valuation Date

Final Value With respect to each Reference Asset, the closing level or price per share, as applicable, of the Reference Asset on the Final Valuation Date

Call Value With respect to each Reference Asset, 100% of its Initial Value

CUSIP 06741TWZ6

ISIN US06741TWZ64

* Subject to postponement in the event of a market disruption event, as described in this preliminary pricing supplement.

** Our estimated value of the Notes on the Initial Valuation Date, based on our internal pricing models, is expected to be between $933.80 and $947.70 per Note. The estimated value is expected to be less than the initial issue price of the Notes. See “Additional Information Regarding Our Estimated Value of the Notes” on page PPS-4 of the preliminary pricing supplement for the Notes.

Investing in these Notes involves a number of risks. See “Risk Factors” beginning on page S-6 of the accompanying prospectus supplement and “Selected Risk Considerations” in this preliminary pricing supplement. The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

Payoff Diagram

Hypothetical Examples of Amounts Payable at Maturity (per $1,000 principal amount Note)****

Reference Asset Return of the Lesser Performing Reference Asset Payment at Maturity Total Return Reference Asset Return of the Lesser Performing Reference Asset Payment at Maturity Total Return

50.00% $1,307.50 30.75% -20.00% $1,000.00 0.00%

40.00% $1,307.50 30.75% -30.00% $700.00 -30.00%

30.00% $1,307.50 30.75% -40.00% $600.00 -40.00%

20.00% $1,307.50 30.75% -50.00% $500.00 -50.00%

10.00% $1,307.50 30.75% -60.00% $400.00 -60.00%

5.00% $1,307.50 30.75% -70.00% $300.00 -70.00%

0.00% $1,307.50 30.75% -80.00% $200.00 -80.00%

-5.00% $1,000.00 0.00% -90.00% $100.00 -90.00%

-10.00% $1,000.00 0.00% -100.00% $0.00 -100.00%

*** Actual call premium percentage will be determined on the Initial Valuation Date and will not be less than 10.25%, or $102.50, in respect of the first Call Valuation Date, 20.50%, or $205.00, in respect of the second Call Valuation Date and 30.75%, or $307.50, in respect of the final Call Valuation Date.

**** These hypothetical examples assume that the Notes were not automatically called in respect of the first or second Call Valuation Dates and are based on a number of other assumptions, as set forth on page PPS-4 of this preliminary pricing supplement. These examples are included for illustrative purposes only.

Selected Risk Considerations

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If the Notes are not called prior to maturity and the Final Value of the Lesser Performing Reference Asset is less than its Barrier Value, you will be fully exposed to the negative performance of the Lesser Performing Reference Asset and you will lose some or all of the principal amount of your Notes.

•	If the Notes are not called prior to maturity, your payment at maturity will be based solely on the performance of the Lesser Performing Reference Asset.

•	Any positive return that you earn on the Notes will not exceed the Call Price that you receive if the Notes are called with respect to any Call Valuation Date.

•	Any payments due on the Notes are subject to issuer credit risk and are not guaranteed by any third party.

•

You will not receive any interest payments, and you will not have any voting rights or rights to receive dividends that holders of the stocks underlying the Russell 2000® Index or that holders of the SPDR S&P MidCap 400 may receive.

•

An investment in the Notes involves risks associated with small and middle capitalization companies, and involves risks associated with exchange-traded funds, including the risk that the exchange-traded fund might underperform its underlying index.

•	Our estimated value of the Notes on the Initial Valuation Date, based on our internal pricing models, is expected to be less than the issue price of the Notes.

•

There may be a limited or no secondary market for the Notes. You should be willing to hold the Notes to maturity. If you are able to sell your Notes prior to maturity, you may receive substantially less than the amount you paid for your Notes.

•

The Notes are subject to a number of additional risks. See “Additional Risk Considerations” below and “Selected Risk Considerations” beginning on page PPS-6 of the preliminary pricing supplement for the Notes.

The final terms of the Notes will be set forth on the Initial Valuation Date with the range specified above. Please see the preliminary pricing supplement for the Notes, as well as the related prospectus and prospectus supplement, for complete product disclosure, including related risks and tax disclosure. The preliminary pricing supplement for the Notes can be obtained at: http://www.sec.gov/Archives/edgar/data/312070/000119312513248317/d548109d424b2.htm.

Additional Risk Considerations

Please see the applicable prospectus, prospectus supplement, index supplement (if applicable) and any relevant free writing prospectus for a more detailed discussion of risks, conflicts of interest, and tax consequences associated with an investment in the notes.

Factors that may affect the notes. Unpredictable factors may affect the notes linked to the underlying reference asset(s), including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic, and banking crises. Market expectations about these events and speculative activity also cause prices to fluctuate. These factors may adversely affect the performance of the notes or the underlying reference asset(s).

The notes will not be secured and are riskier than ordinary debt securities. The notes will be unsecured obligations of Barclays Bank PLC and are not secured debt. Risks of investing in the notes may include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity.

Investing in the notes is not equivalent to a direct investment in the underlying reference asset(s). Any investment in the notes may not be suitable for all investors. The principal invested may be fully exposed to any change in the underlying reference asset(s) and investors may lose some or all of their investment in the notes. The investor should be willing to hold the notes until maturity. If the investor sells a note before maturity, the investor may have to do so at a substantial discount from the issue price and, as a result, the investor may suffer substantial losses. The price, if any, at which the investor will be able to sell the notes prior to maturity may be substantially less than the amount originally invested in the notes, depending upon the level, value or price of the reference asset at the time of the sale.

Liquidity. There may be little or no secondary market for the notes. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time, and there may not be a trading market in this product. If the investor sells the notes prior to maturity, the investor may have to sell them at a substantial loss. The investor should be willing to hold the notes to maturity.

Credit of the Issuer. The types of notes detailed herein are senior unsecured obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the notes and, in the event Barclays Bank PLC was to default on its obligations, the investor may not receive the amounts owed under the terms of the notes.

Prior performance. Hypothetical historical and historical results are not indicative of future performance of the underlying reference asset(s) or any related investment. Neither Barclays Bank PLC nor any of its affiliates makes any representation, assurances or guarantees that an investment in the notes will achieve returns consistent with historical or hypothetical historical results.

Volatility. The level of change in value of the notes is its “volatility”. The notes’ volatility may be affected by performance of the underlying reference asset(s), along with financial, political and economic events and other market conditions.

Complexity. The notes may be complex and their return may differ from the underlying reference asset(s).

Interest rate risk. The notes may carry interest rate risk. Changes in interest rates will impact the performance of the notes. Interest rates tend to change suddenly and unpredictably.

Potential Conflicts of Interest. Barclays general trading and hedging activity may adversely affect the notes. Barclays and its affiliates may have positions or deal in financial instruments identical or similar to those described herein. Barclays and its affiliates also play a variety of roles in connection with the issuance of the notes, including hedging its obligations under the notes. In performing these duties, the economic interests of Barclays and its affiliates are potentially adverse to your interests as an investor in the notes.

An investment in the notes involves significant risk. You should carefully consider the risks of an investment in the notes, including those discussed above. In addition, you should carefully consider the “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Considerations” beginning on page PPS-10 of the preliminary pricing supplement for the Notes.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated August 31, 2010, the prospectus supplement dated May 27, 2011, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, free writing prospectus, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.